MESSAGE FROM HOST

Greetings All!

The time has again come to gather, celebrate, and enjoy life, with those we call friends and family. This time will be super special. One of our very own has begun a mission to help change how people communicate the most important messages to one another. His attempt to solve a common problem has resulted in the conceptualization of what is to be the very first of its kind mobile app. With help fromamazing people like you, he will be well on his way to gaining the necessary capital to turn this amazing idea into a household brand. With that said, we cordially invite you to take part in our very first Pitch Party. Together, we will celebrate black entrepreneurialism and hear him tell you all about this new product and give you the opportunity to invest in something amazing. We look as forward to seeing you all in the place as we do to this promising venture.

Thu, Aug 4, 8:06 AM

Good morning, gents. You guys know I've been less than present, lately, and I told you guys I've been working on something that could be big. Well, the time has come to share that and give you guys an opportunity to be a part of it. I would love to get you all on a Zoom to go over my pitch and give you guys a chance to invest in your boy and this idea. It's not a MLM thing or anything like that, so no need to be afraid of it. Please let me know when you guys might be able to come together so we can go over it, hopefully within the next week or so. Weekends are perfect, and I can do early or late. Love y'all and look forward to sharing. Be safe. ✊🏾

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.